November 15, 2006

United States Securities & Exchange Commission
Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Washington, D.C. 20549

Subject:	Florida Gaming Corporation
Form 10-KSB for the year ended December 31, 2005
Commission File #: 000-09099

Dear Ms. Cvrkel:

In response to your November 1, 2006 letter, we have provided more detail for your review.

1.
The $98,608 receivable from the Summer Jai-Alai (SJA) partners is included in “Accounts receivable, including ITW” on the consolidated balance sheet in both 2004 and 2005. The receivable was established because the Company does have the right to collect this amount from the other SJA partners. Given the uncertainty of the Company’s ability to collect this amount due to the litigation with the partners, the Company also established an allowance for doubtful accounts, of equal amount, which is also included in “Accounts receivable, including ITW” on the 2004 and 2005 consolidated balance sheets. Since this provision for loss was directly related to SJA activity it is included in “Summer Jai-Alai operations” in the 2004 statement of operations.

The specific language that we believe entitles us to recover such unreimbursed expenses is included in the Amended Articles of Partnership. Article II states “The net losses of the Partnership shall be borne by the Partners in the same identical proportion as that set forth above which represents their ownership of the Partnership interest.” Article II also states that “If the demands of the Partnership business require additional capital, contributions shall be made by the Partners in proportion to the ownership of interest in the Partnership as set forth above in Paragraph 2.01.” The Partnership is currently inactive but has not yet liquidated. We do not expect liquidation to be complete until the litigation with the partners is resolved.

We expect to collect the amount from the partners because we believe we will prevail in the litigation, the Partnership has an asset that will likely be sold upon liquidation and the partners have the wherewithal to pay. However, since the outcome of the litigation is not certain, the Company has reserved 100% of the receivable.

2.
The property was transferred from “held for sale” to “property, plant and equipment” at its historical cost of $746,885. Historical cost is less than the property’s fair value. The property is adjacent to the Company’s Fort Pierce fronton. 79 acres of like property, also adjacent to the Fort Pierce fronton, was under contract to sell for $48,100 per acre at December 31, 2005, which sale closed in early 2006. At $48,100 per acre, the fair value of the 20 acres transferred is $962,000.

If you have any further questions, please do not hesitate to contact the undersigned at (502) 589-2000 or facsimile (812) 945-7717. My mailing address is Florida Gaming Corporation, 2669 Charlestown Road, Suite D, New Albany, IN 47150.

Sincerely,

/s/ W. B. Collett
W. B. Collett
Chairman and CEO

cc:	Heather Tress
Lyn Shenk